SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

07023290

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

May 1, 2007

SUPPL

RECEIVED

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

May 1, 2007 Stock Exchange Announcement – Voting Rights and Capital

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
MAY 10 2007
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-113.doc
T: 052507

REG-Electrocomponents Total Voting Rights

Released: 01/05/2007

RNS Number:8928V
Electrocomponents PLC
01 May 2007

ELECTROCOMPONENTS PLC ("the Company")

Electrocomponents plc - Voting Rights and Capital

As of 30 April 2007, Electrocomponents plc's capital consists of 435,328,564 ordinary shares, all with voting rights. Electrocomponents plc currently holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Electrocomponents plc is 435,328,564.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Electrocomponents plc under the FSA's Disclosure and Transparency rules.

IAN HASLEGRAVE
Company Secretary
1 May 2007

END